April 24, 2020

Via E-mail

Onur Saylan
Treasury and Financial Counselor
Turkish Embassy
Office of the Counselor for Treasury and Financial Affairs
2525 Massachusetts Avenue, N.W.
Washington, D.C. 20008

Re:    Republic of Turkey
       Registration Statement under Schedule B
       Filed February 27, 2020
       Amended April 10, 2020
       File No. 333-236683

       Form 18-K for Fiscal Year Ended December 31, 2018
       Filed September 26, 2019
       Amended November 14, 2019, February 13, 2020 and April 10, 2020 File No. 033-37817

Dear Mr. Saylan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 18-K

Exhibit D-3

The European Union and the United Kingdom, page 10

 1. We reissue our prior comment 9. Please specify the material conclusions of the
       2018 report that you reference in your new disclosure and provide a balanced discussion of any material concerns raised in the 2019 report.
 Onur Saylan
April 24, 2020
Page 2


Location, Area and Topography, page 32

 2. We note your response to comment 4. To the extent practicable, please include a more detailed discussion your new disaster management strategy so prospective investors may understand how it may mitigate any risks or effects of natural disasters.

Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           /s/ Michael Coco

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance

cc:    Christopher Peterson, Esq.
       Arnold & Porter Kaye Scholer LLP